Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30
	2017	2016

Earnings Available for Fixed Charges
Loss before income taxes and noncontrolling interests that have not incurred fixed charges	$(3,983)	(5,562)
Distributions greater (less) than equity in earnings of affiliates	(193)	414
Fixed charges, excluding capitalized interest*	1,101	1,105

	$(3,075)	(4,043)

Fixed Charges
Interest and debt expense, excluding capitalized interest	$872	928
Capitalized interest	86	125
Interest portion of rental expense	97	53

	$1,055	1,106

Ratio of Earnings to Fixed Charges**	—	—

  *Includes amortization of capitalized interest totaling approximately $132 million in 2017 and $124 million in 2016.

**Earnings for the nine-month periods ended September 30, 2017 and 2016 were inadequate to cover fixed charges by $4,130 million and $5,149 million, respectively.